Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ANNIE’S, INC.

at

$46.00 Net Per Share

by

SANDY ACQUISITION CORPORATION

a wholly owned subsidiary

of

GENERAL MILLS, INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, OCTOBER 20, 2014, UNLESS THE OFFER IS EXTENDED.

September 22, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of General Mills, Inc., a Delaware corporation, is making an offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Annie’s, Inc. (“Annie’s”), a Delaware corporation, at a purchase price of $46.00 per Share, in cash, net to seller, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase, dated September 22, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1. The Offer to Purchase dated September 22, 2014.

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3. The notice of guaranteed delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration date of the Offer.

4. A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5. The letter to stockholders of Annie’s from John M. Foraker, Chief Executive Officer of Annie’s, accompanied by Annie’s Solicitation/Recommendation Statement on Schedule 14D-9.

6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to federal income tax backup withholding.

7. Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, OCTOBER 20, 2014, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 8, 2014 (as it may be amended or supplemented from time to time, the “Merger Agreement”) by and among Annie’s, General Mills and Purchaser. The Merger Agreement provides, among other things, that after the completion of the Offer and subject to specified conditions, Purchaser will merge with and into Annie’s (the “Merger”), with Annie’s continuing as the surviving corporation and a wholly owned subsidiary of General Mills.

The Annie’s board of directors has (a) unanimously approved and declared fair and advisable the Merger Agreement and the transactions contemplated thereby, (b) declared that it is in the best interests of Annie’s and the stockholders of Annie’s that Annie’s enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (c) resolved that, unless Purchaser has elected pursuant to and in accordance with the Merger Agreement to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected under Section 251(h) of the Delaware General Corporation Law and that the Merger shall be consummated as soon as practicable following the acceptance for payment by Purchaser of Shares tendered in the Offer, and (d) recommended to the stockholders of Annie’s that they accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon, among other things:

•	there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which would represent at least a majority of the issued and outstanding Shares (not including any Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the expiration of the Offer);

•	the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated; and

•	no court of the United States or any state thereof shall have issued any order, decision, judgment, writ, injunction, decree, award or other determination that enjoins or otherwise prohibits the consummation of the Offer or the Merger.

Other conditions of the Offer are described in the Offer to Purchase. See Section 13 “Conditions of the Offer” of the Offer to Purchase. See also Section 15 “Certain Legal Matters” of the Offer to Purchase. Consummation of the Offer is not conditioned on Purchaser or General Mills obtaining financing.

Neither General Mills nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than MacKenzie Partners, Inc. (the “Information Agent”) and the Depositary as described in the Offer to Purchase, the fees and commissions of which will be paid by General Mills) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by General Mills or Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and in the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

General Mills, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF GENERAL MILLS, PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.